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August 3, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BioTime, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement Filed April 30, 2010
File No. 001-12830

Dear Mr. Rosenberg:

We are counsel to BioTime, Inc.  This letter is in response to your comment letter dated July 27, 2010 concerning the above-referenced Form 10-K and Proxy Statement.  The number of each paragraph below corresponds to the number of each comment in your comment letter.  The written statement from BioTime concerning the comment process that you requested will be provided by BioTime under separate cover.

We would like to point out BioTime is a smaller reporting company, and is not required to provide in its Form 10-K and Proxy Statement all of the disclosure required of larger reporting companies.

Comment 1

While we agree that, as a matter of form, the accountant’s report should be presented with a typed signature, the accountant delivered to BioTime an original signed report.  Accordingly, BioTime is requesting dispensation from filing an amendment to correct this technical deficiency.

Comment 2

We would like to point out that information as to business segments required under Regulation S-K Item 101(b) is not required to be provided by smaller reporting companies under S-K Item 101(h).  Similarly, while paragraph 3-03(e) of Reg. S-X requires segment data, smaller reporting companies are only required to provide financial information under Article 8 of Reg.  S-X, which contains no such segment reporting requirement.

Securities and Exchange Commission
August 3, 2010

Moreover, BioTime’s management relied upon financial information for the company as a whole, rather than on a segment basis, in making decisions with respect to the financing and operation of the company during 2009.  Historically, BioTime’s sole product line consisted of electrolyte balanced, hydroxyethyl-based plasma volume expander solutions.  Beginning in the fourth quarter of 2007, BioTime began to expand the scope of its business into the embryonic stem cell products.  Entry into the stem cell field required the acquisition of patent licenses, applying for research grants, developing relationships with other companies in the field, and eventually hiring additional science personnel for the research and development necessary to develop products and technology in the field.  However, throughout 2009 BioTime’s primary source of revenue was royalties on plasma volume expander product sales.  As stated in Management’s Discussion and Analysis on page 40 of the 10-K, BioTime is in the process of launching its first products for stem cell research, and did not receive significant revenues from stem cell product sales during 2009.

In light of the foregoing, BioTime believes that segment disclosure was not required in the 10-K and would not have contributed to an understanding of BioTime’s business, operations, and financial results.  Of course this may well change as the company’s operations evolve, and the issue will have to be revisited, especially in light of the expectation that BioTime will not be a smaller reporting company after the 2010 fiscal year.

Comment 3

The terms of a CIRM grant are not encompassed in a contract.  Rather, once CIRM approves a grant application and determines the amount of the grant, the grant recipient is asked to indicate whether they chose to accept the grant by signing an acceptance form.  BioTime could file the acceptance form as an exhibit but it is unlikely that investors would derive meaningful information from it.

Comments 4, 5, and 6

BioTime can easily provide a summary of termination provisions of the agreements referenced in Comments 4, 5, and 6, but it requests permission to provide those summaries in its next 10-K filing rather than in an amendment to its 2009 10-K.  The agreements referenced in Comments 4, 5, and 6 have been filed as exhibits, and therefore any investor interested in obtaining more detailed information, including the termination provisions, need only refer to the exhibits on EDGAR.

Securities and Exchange Commission
August 3, 2010

Comment 7

BioTime’s significant accounting policies are detailed in the notes to the financial statements included in the 10-K and are discussed and cross referenced where appropriate in the MD&A.  Moreover, BioTime does not believe that there were any critical accounting estimates that would likely have a material change on BioTime’s financial statements.  In this regard, BioTime’s revenues are not based on estimates, but rather on actually payments received.  The manner in which royalty revenues are recognized is clearly explained in the second and third paragraphs on page 39, and again in the results of operations on page 41.  The recognition of deferred license fees is discussed on the bottom of page 39, and again in more detail in Results of Operations on page 41, in each case with an appropriate cross reference to the applicable notes to the financial statements.  Depreciation and amortization were not significant expense items during the fiscal year either (depreciation was only $54,291 during 2009), so an explanation of the basis of expected useful lives of assets would not enhance the quality of the discussion.

Comment 8

During 2009, BioTime’s stem cell business remained in the early stages of development, in which efforts were devoted to acquiring rights to market stem cell lines, pursuing patents, planning future products and research programs, applying for research grants, identifying the characteristics of various progenitor and stem cell lines that BioTime had acquired, negotiating a product distribution agreement, organizing new subsidiaries to address particular fields of product development, and planning for the first product development program for the new subsidiaries.  For example, BioTime’s subsidiary for the development of certain stem cell based cancer therapies was first being organized during the fourth quarter of 2009.

The nature of BioTime’s research and product development projects during 2009 did not lend themselves to meaningful defined end points, milestone dates, and cost allocations.  In large measure BioTime product development work involved studying the characteristics of cell lines to identify the potential of those cells for use in the development of new products and to identify cell lines that could be marketed as research products for use by other researchers.  Other laboratory research was devoted to the study of licensed technologies, such as induced pluripotent stem cell technology (iPS) that may be used to develop a host of products in different fields of use and by different BioTime subsidiaries.  Because the nature of specific projects had not been fully differentiated during that time or during the first two quarters of 2010, BioTime did not maintain comprehensive records of separate costs for individual research projects, except for cost reporting relating to its grant from CIRM, where the cost accounting related only to the amount of the grant payments received.  A detailed discussion of the CIRM funded project, including payments received during 2009, can be found on pages 5 and 6 of the 10-K.

More recently, in 2010, BioTime formed or acquired a new subsidiaries and a minority interest in another stem cell company.  By allocating different fields of research or product development to different subsidiaries, BioTime will be able to track costs allocable to its research and development work conducted at the subsidiary level, and BioTime is implementing measures to do so.

Securities and Exchange Commission
August 3, 2010

Comment 9

Please note that BioTime is a smaller reporting company and is not required to present the information required by Item 303(a)(5) of Reg. S-K.  Please refer to paragraph (d) of Item 303.

Comment 10

BioTime has not reported any royalty revenue from its agreement with Summit.  As discussed on page 21 of the 10-K, Hextend is still in the clinical trial stage in Japan.

Comment 11

BioTime plans to amortize deferred license fees paid over the estimated revenue periods (“economic life”) of any products sold that rely on the licensed patents, rather than based on the actual terms of the licenses.  As stated in Management’s Discussion and Analysis on page 40 of the 10-K, BioTime is in the process of launching its first products for stem cell research, and did not receive significant revenues from stem cell product sales during 2009.

If the staff so desires, BioTime can clarify this point in its 2010 10-K, or if the staff prefers, in its next 10-Q.

Comment 12

The disclosure requested appears to be based on the Management’s Discussion and Analysis required by paragraph (b) of Item 402 of Reg. S-K and the report of the Compensation Committee.  As a smaller reporting company, BioTime is not required to provide that discussion or a Compensation Committee report; nor do the other provisions of Item 402 require the requested discussion with respect to executive compensation for smaller reporting companies.  We also would like to point out that the amounts of the bonuses paid, $50,000 and $30,000, respectively, were not significant to total executive compensation paid during 2009 to the four executives named in the table (total cash compensation paid exceeded $795,000).

Securities and Exchange Commission
August 3, 2010

Please direct all correspondence and communications with respect to the foregoing to the undersigned.

Very truly yours,

s/Richard S. Soroko

Richard S. Soroko